NEWS RELEASE

30 Penhallow Street

Portsmouth, NH 03801

(603) 433-6131

(800) 327-9970

Contact:    Adam Taich

                  Director of Investor Relations

Phone:       (603) 433-6131 Ext. 415

(For Immediate Release)

Apogent Announces Preliminary Results and Price of Dutch

Auction Tender Offer

PORTSMOUTH, N.H (May 22, 2003): Apogent Technologies Inc. (NYSE: AOT) announced today the preliminary results of its modified “Dutch Auction” tender offer, which expired at midnight on May 21, 2003. Apogent commenced the tender offer on April 23, 2003 to purchase up to 15,000,000 shares of its common stock (including associated preferred stock purchase rights) at a purchase price not greater than $17.50 or less than $15.00 per share.

Based on a preliminary count by the depositary for the tender offer, Apogent expects to purchase approximately 5,950,547 shares at $17.50 per share, at a total purchase price of approximately $104.1 million. All shares purchased in the tender offer will be purchased at the same price.

The number of shares to be purchased is subject to final confirmation and the proper delivery of all shares validly tendered and not properly withdrawn in the tender offer, including shares tendered pursuant to the guaranteed delivery procedure. The actual number of shares purchased in the tender offer will be announced promptly following completion of the verification process. Payment for shares purchased will occur promptly after determination of the number of shares properly tendered.

Apogent’s principal financial advisor for the tender offer is Lehman Brothers Inc. Any questions regarding the tender offer may be directed to Georgeson Shareholder Communications, Inc., the information agent for the tender offer, at (800) 786-4881.

ABOUT APOGENT

Apogent is a diversified worldwide leader in the design, manufacture, and sale of value-added laboratory and life science products essential for healthcare diagnostics and scientific research. Apogent’s companies are divided into two business groups: Clinical Group and Research Group.

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